Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2006
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES
• Press release regarding TDK’s Consolidated and Non-consolidated business results for the 1st half of fiscal year 2007
I. Consolidated
1) Summary
2) Management Policies
3) Business Results and Financial Position
4) Statements of income
5) Balance sheets
6) Statements of stockholders’ equity
7) Statements of cash flows
8) Summary of Significant Accounting Policies
9) Segment Information
10) Fair Value of Securities
11) Fair Value of Derivatives
12) Conditions of Production and Orders
13) Supplementary Information
II. Non-Consolidated
1) Summary
2) Statements of operations
3) Balance sheets
4) Statements of changes in stockholders’ equity
5) Supplementary Information

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation
(Registrant)

October 30, 2006
	BY:	/s/ Seiji Enami
Seiji Enami
Director and CFO,
General Manager of Finance and
Accounting Department

TDK Corporation
1-13-1, Nihonbashi
Chuo-ku, Tokyo
103-8272 Japan

Contacts;

TDK Corporation(Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102
TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600
TDK Marketing Europe GmbH	Marco Donadoni	+49(2102)4870
FOR IMMEDIATE RELEASE
TOKYO — October 30, 2006 TDK Corporation today announced its Consolidated business results prepared in conformity with U.S. generally accepted accounting principles (the “U.S. GAAP”) for the first half of fiscal year (“FY”) 2007 and the 2nd quarter (“Qtr.”), and Non-Consolidated business results for the first half of FY 2007.
I. Consolidated
I-1) Summary
Consolidated results (April 1, 2006 — September 30, 2006)

	The first half of FY2007			The first half of FY2006
	(April 1, 2006 - Sep. 30, 2006)			(April 1, 2005 - Sep. 30, 2005)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	424,838	100.0	3,600,322	350,387	100.0	74,451	21.2
Operating income	38,264	9.0	324,271	28,050	8.0	10,214	36.4
Income from continuing operations before income taxes	41,329	9.7	350,246	31,598	9.0	9,731	30.8
Income from continuing operations	29,622	7.0	251,034	21,650	6.2	7,972	36.8
Net income	29,622	7.0	251,034	21,666	6.2	7,956	36.7

Per common share:
Net income / Basic	Yen 223.89		U.S. $1.90	Yen 163.84
Net income / Diluted	Yen 223.66		U.S. $1.90	Yen 163.73

(Sales breakdown)

	The first half of FY2007			The first half of FY2006
	(April 1, 2006 - Sep. 30, 2006)			(April 1, 2005 - Sep. 30, 2005)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components	376,707	88.7	3,192,432	300,720	85.8	75,987	25.3
Electronic materials	98,713	23.2	836,551	86,089	24.6	12,624	14.7
Electronic devices	96,582	22.7	818,491	60,952	17.4	35,630	58.5
Recording devices	154,055	36.3	1,305,551	140,288	40.0	13,767	9.8
Other electronic components	27,357	6.5	231,839	13,391	3.8	13,966	104.3
Recording media	48,131	11.3	407,890	49,667	14.2	(1,536)	-3.1

Total sales	424,838	100.0	3,600,322	350,387	100.0	74,451	21.2

Overseas sales	341,901	80.5	2,897,466	264,305	75.4	77,596	29.4

Note: U.S.$1 = Yen 118, for convenience only.

Consolidated
2nd Qtr. Consolidated results
Consolidated results (July 1, 2006 — September 30, 2006)

	The 2nd Qtr. of FY2007			The 2nd Qtr. of FY2006
	(July 1, 2006 - Sep. 30, 2006)			(July 1, 2005 - Sep. 30, 2005)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	221,198	100.0	1,874,559	182,965	100.0	38,233	20.9
Operating income	20,249	9.2	171,602	15,161	8.3	5,088	33.6
Income from continuing operations before income taxes	23,380	10.6	198,136	17,323	9.5	6,057	35.0
Income from continuing operations	16,346	7.4	138,525	10,963	6.0	5,383	49.1
Net income	16,346	7.4	138,525	10,792	5.9	5,554	51.5

Per common share:
Net income / Basic	Yen 123.53		U.S.$1.05	Yen 81.62
Net income / Diluted	Yen 123.41		U.S.$1.05	Yen 81.55

(Sales breakdown)

	The 2nd Qtr. of FY2007			The 2nd Qtr. of FY2006
	(July 1, 2006 - Sep. 30, 2006)			(July 1, 2005 - Sep. 30, 2005)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components	196,576	88.9	1,665,898	157,392	86.0	39,184	24.9
Electronic materials	51,047	23.1	432,602	45,042	24.6	6,005	13.3
Electronic devices	50,231	22.7	425,686	32,265	17.6	17,966	55.7
Recording devices	80,267	36.3	680,229	71,824	39.3	8,443	11.8
Other electronic components	15,031	6.8	127,381	8,261	4.5	6,770	82.0
Recording media	24,622	11.1	208,661	25,573	14.0	(951)	-3.7

Total sales	221,198	100.0	1,874,559	182,965	100.0	38,233	20.9

Overseas sales	179,242	81.0	1,519,000	140,996	77.1	38,246	27.1

Note:

U.S.$1 = Yen 118, for convenience only.

I-2) Management Policies
(1) Fundamental Management Policy
TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has developed and commercialized electronic materials, electronic devices, recording devices and recording media, among other products. This drive has been based on the company’s founding spirit: “Contribute to culture and industry through creativity.”
To preserve its identity as a dynamic company, TDK is dedicated to creating value for all stakeholders, including shareholders, customers, suppliers, employees and society, by drawing on innovative thinking and a willingness to tackle new challenges. TDK firmly believes that it must remain an organization that is a constant source of exciting ideas that are of true value to stakeholders.
(2) Fundamental Policy for Distribution of Earnings
Returning earnings to shareholders is one of TDK’s highest management priorities. Therefore, TDK’s fundamental policy is to give consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and TDK’s results of operations on a consolidated basis.
Retained earnings are used to make aggressive investments for growth, mainly in the development of new products and technologies in key fields so as to respond precisely to the rapid technological advances in the electronics industry.
(3) Policy Regarding Reduction of TDK’s Share Trading Unit
TDK believes that its shares now have sufficient liquidity. However, TDK will consider a reduction of the trading unit in the future based on its stock price, market needs and other factors as well as on a cost-benefit analysis.
(4) Medium- and Long-Term Management Strategy
In April 2004, TDK launched an initiative aimed at generating new growth with the overriding aim of becoming an exciting company, an ongoing theme at TDK.
The electronics industry, to which TDK belongs, is becoming extremely competitive as the advent of a full-fledged digital age shortens product lifespans. To achieve growth in the future in this operating environment, TDK must deliver new products that the market demands, without delay, precisely when those products are needed, while keeping a close eye on market movements. With this in mind, over the medium term, TDK will increase the share of sales of new products in consolidated net sales and execute various initiatives to drive growth.
TDK is aiming for growth by delivering the value customers demand in a timely manner through the development of products rooted in the company’s core materials, process and evaluation & simulation technologies, which underpin its core electronic materials and components business.

(5) Pressing Issues
From a medium-term perspective, the electronics industry, TDK’s field of operations, is expected to see the growth of digital home appliances, the convergence of information and communications, as typified by the increasingly diverse functions offered by mobile phones and advances in mobile devices, and the greater use of electronics in motor vehicles. These trends are expected to result in continued expansion in demand for electronic components. In other words, there are strong prospects for growth in TDK’s electronic components business as there are many business opportunities. Accordingly, a major theme for the TDK Group under these circumstances is to take full advantage of this potential, turning it into growth as quickly as possible. The electronics industry is defined by dynamic technological innovation and thus constantly requires a fast response from TDK’s electronic components business. Timely and appropriate investment and business structural reforms are also constantly required. TDK has continuously reformed and improved the structure of its businesses. Indeed, TDK believes that responding to the changes in the electronics industry requires making this process of reform and improvement an ongoing drive.
Furthermore, in the digital era of the electronics industry, falling prices due to stiffer competition, rapid shifts in demand and the resulting risks associated with excess inventories and the loss of sales opportunities, and other challenges are unavoidable. Nevertheless, TDK is determined to build a framework to respond adequately to these business risks and remain a company that can grow. And, to remain an attractive and exciting company, TDK aims to grow by creating greater value. In this vein, TDK will refine its core technologies (materials, process and evaluation & simulation technologies) while honing in on three key fields that it believes harbor prospects for growth: IT home electronics; high-speed, large-capacity networks; and car electronics. Increasing the company’s ability to generate earnings by supplying products and technologies imbuing value that these markets demand on a timely basis is a key issue. Moreover, TDK will accelerate its growth by making investments that are prudent yet aggressive.
While taking these actions to reinforce its businesses, TDK also recognizes fulfillment of its corporate social responsibility as an important theme. As a corporate citizen, TDK is rededicating itself to prospering together with society. With this in mind, the company will actively conduct unique community and charitable activities as well as environmental activities based on a corporate philosophy that is rooted in the principles of “Creativity” and “Culture.” Moreover, TDK will further upgrade its compliance program to ensure awareness of the TDK Code of Ethics, which prescribes concrete standards and guidelines for complying with all laws, regulations and social norms.
(6) Basic Stance on Corporate Governance
Based on the recognition that its existence is dependent on shareholders, customers, suppliers, employees and society, TDK has put in place the following management systems for the purposes of ensuring the legal compliance, transparency and soundness of management and of achieving management goals.

     1) To strengthen the role of the Board of Directors and increase accountability, TDK has a small number of directors (seven) and there is one outside director, who has no conflicts of interest with TDK. Furthermore, the term of directors is one year.
     2) The adoption of the corporate officer system expedites business execution by separating management decision-making and oversight from functions involving business execution.
     3) TDK has adopted the corporate auditor system as provided for by Japan’s Corporate Law and, to strengthen the management oversight function, a majority of these corporate auditors (three of the five auditors) are from outside TDK, having no conflicts of interest with the company.
     4) TDK has established the Business Ethics & CSR Committee, Disclosure Committee and Compensation Advisory Committee as advisory bodies to the Board of Directors. Regarding the Business Ethics & CSR Committee, in July 2005 TDK established a CSR Task Force as a unit of its Business Ethics Committee. The task force is made up of individuals who play various roles in the execution of CSR activities. Due to this change, the committee was renamed the Business Ethics & CSR Committee. This action gives TDK the means to make further progress in strengthening corporate governance and upgrading the quality of management.
(7) Matters Relating to the Parent Company
Not applicable

I-3) Business Results and Financial Position
1. Summary
Consolidated results for the first half of fiscal 2007, the six-month period from April 1, 2006 through September 30, 2006, are as follows:
TDK posted net sales of ¥424,838 million (U.S.$3,600,322 thousand), a rise of 21.2% over the ¥350,387 million recorded in the first half of the previous fiscal year. Operating income was ¥38,264 million (U.S.$324,271 thousand), up 36.4% from ¥28,050 million. Income from continuing operations before income taxes was ¥41,329 million (U.S.$350,246 thousand), up 30.8% from ¥31,598 million. Net income was ¥29,622 million (U.S.$251,034 thousand), up 36.7% from ¥21,666 million, meaning basic net income per common share was ¥223.89 (U.S.$1.90), compared with ¥163.84 in the first half of the previous fiscal year.
Average first-half yen exchange rates for the U.S. dollar and euro were ¥115.38 and ¥146.01, respectively, as the yen depreciated 5.4% versus the U.S. dollar and 7.7% against the euro. This had the effect of increasing net sales by approximately ¥17.7 billion and increasing operating income by approximately ¥4.1 billion.
(Sales by Segment)
TDK’s businesses are broadly classified into two business segments: electronic materials and components segment and recording media segment. The following is an explanation of sales by segment.
(1)Electronic materials and components segment
This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) other electronic components.
Segment net sales climbed 25.3% to ¥376,707 million (U.S.$3,192,432 thousand), from ¥300,720 million, while segment operating income rose 25.7% to ¥40,567 million (U.S.$343,788 thousand), from ¥32,269 million. In the electronics market in the first half of fiscal 2007, there was strong production of plasma and LCD flat-screen TVs, notebook PCs and mobile phones and steadily increasing use of electronics in automobiles. These trends fueled strong demand for electronic components used in these applications. Sector sales of TDK’s electronic materials and components framed against this market backdrop were as follows.
(1-1)Electronic materials
This sector is broken down into two product categories: capacitors and ferrite cores and magnets.
Sales in the electronic materials sector rose 14.7% from ¥86,089 million to ¥98,713 million (U.S.$836,551 thousand).
[Capacitors] Sales increased year on year. Sales of multilayer ceramic chip capacitors, the main product in the capacitors category, were strong for use in PCs and mobile phones. A weaker yen also supported sales.

[Ferrite cores and magnets] Sales of ferrite cores and magnets rose year on year. Sales of ferrite cores climbed along with rising sales of power supply cores used in flat-screen TVs and PCs. Magnet sales also rose, boosted by higher sales of rare-earth magnets as HDD production increased; however, there was only a slight increase in ferrite magnet sales.
(1-2) Electronic devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector leapt 58.5% from ¥60,952 million to ¥96,582 million (U.S.$818,491 thousand).
[Inductive devices] Sales of inductive devices increased year on year, mainly as a result of higher sales of power line coils used in mobile phones and HDDs.
[High-frequency components] Sales of high-frequency components declined year on year. Continued declines in sales prices negated higher sales of wireless LAN components and components for third-generation mobile phones.
[Other products] Sales of other products rose year on year. The main factors were growth in sales of DC-AC inverters for industrial equipment and amusement equipment, and of sensors and actuators for IT home electronics appliances. The inclusion of sales of the Lambda Power Division, which has been consolidated since the second half of the previous fiscal year following completion of this acquisition on October 1, 2005, also bolstered sales.
(1-3) Recording devices
This sector has two product categories: HDD heads and other heads.
Sector sales rose 9.8% from ¥140,288 million to ¥154,055 million (U.S.$1,305,551 thousand).
[HDD heads] Sales increased year on year as HDD head shipments rose amid growing demand not only for HDDs used in PCs but also for non-PC applications such as consumer electronics. This higher volume outweighed a drop in sales prices, resulting in an increase in overall sales.
[Other heads] Sales of other heads declined.
(1-4) Other electronic components
Sector sales surged 104.3% from ¥13,391 million to ¥27,357 million (U.S.$231,839 thousand), reflecting higher sales of new products such as semiconductor production equipment and displays.
(2)Recording media segment
This segment has three product categories: audiotapes and videotapes, optical media and other products.
Segment sales declined 3.1% from ¥49,667 million to ¥48,131 million (U.S.$407,890 thousand). The segment recorded an operating loss of ¥2,303 million (U.S.$19,517 thousand), a 45.4% improvement on the operating loss of ¥4,219 million recorded in the first six months of fiscal 2006.
[Audiotapes and videotapes] Sales of audiotapes and videotapes declined year on year. The main reason is that while TDK maintained a high market share, demand is falling for these products as a whole.

[Optical media] Sales of optical media edged down year on year. Lower sales of CD-Rs were largely offset by higher sales of DVDs driven by continued rising demand.
[Other products] Sales of other products increased year on year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers remained strong.
*Linear Tape-Open, LTO, the LTO Logo, Ultrium and the Ultrium Logo are trademarks of HP, IBM and Quantum in the US and other countries.
(Sales by Region)
Detailed geographic segment information can be found in the segment information on page 18 of the consolidated results.
[Japan] Sales were down, due to lower sales in the recording devices sector and recording media segment.
[Americas] Sales increased overall. Sales rose, except in the recording media segment.
[Europe] Sales increased overall. Sales rose, except in the recording devices sector.
[Asia (excluding Japan) and other areas] Sales increased overall. Sales rose, except in the recording media segment.
The overall result was a 29.4% increase in overseas sales year on year from ¥264,305 million to ¥341,901 million (U.S.$2,897,466 thousand). Overseas sales accounted for 80.5% of consolidated net sales, a 5.1 percentage point increase from 75.4% one year earlier.
On a parent-company basis, net sales increased 5.1% to ¥171,459 million (U.S.$1,453,042 thousand), from ¥163,096 million. Operating income was ¥8,226 million (U.S.$69,711 thousand), up 40.5% from ¥5,854 million. Current income was ¥16,611 million (U.S.$140,771 thousand), up 1.5% from ¥16,364 million. The parent company recorded net income of ¥10,513 million (U.S.$89,093 thousand), compared with a net loss of ¥1,303 million in the first six months of the previous fiscal year. As a result, basic net income per common share was ¥79.46 (U.S.$0.67), compared with basic net loss per common share of ¥9.86 in the first half of the previous fiscal year.
At the meeting of TDK’s Board of Directors on October 30, an interim dividend of ¥50 per share of common stock was approved.
2. Financial Position
(2-1) The following table summarizes TDK’s balance sheet at September 30, 2006, compared with March 31, 2006.

Total assets	¥959,412 million	(3.9% increase)
Total stockholders’ equity	¥725,157 million	(3.2% increase)
Equity ratio	75.6%	0.5 percentage point decrease
At September 30, 2006, cash and cash equivalents were ¥25,816 million higher than at March 31, 2006, short-term investments were ¥10,016 million higher, inventories were ¥3,271 million higher, and net property, plant and equipment was ¥4,395 million higher. On the other hand, net trade receivables were ¥6,989 million lower. As a result of these and other changes, total assets increased ¥35,909 million from March 31, 2006.

Total liabilities increased ¥14,240 million. While short-term debt decreased ¥2,771 million, trade payables increased ¥9,583 million, accrued expenses increased ¥2,585 million and income taxes payables increased ¥2,689 million.
Total stockholders’ equity increased ¥22,738 million, reflecting a ¥19,874 million increase in retained earnings and other factors.
(2-2) Cash Flows
(¥ millions)

	Fiscal 2007	Fiscal 2006
	Interim	Interim	Change
Net cash provided by operating activities	78,718	18,700	60,018
Net cash used in investing activities	(45,285)	(45,069)	(216)
Net cash used in financing activities	(9,021)	(5,936)	(3,085)
Net cash used in discontinued operations	—	(88)	88
Effect of exchange rate changes on cash and cash equivalents	1,404	5,530	(4,126)
Net increase (decrease) in cash and cash equivalents	25,816	(26,863)	52,679
Cash and cash equivalents at beginning of period	239,017	251,508	(12,491)
Cash and cash equivalents at end of period	264,833	224,645	40,188
Operating activities provided net cash of ¥78,722 million (U.S.$667,102 thousand), a year-on-year increase of ¥60,018 million. Income from continuing operations increased ¥7,972 million to ¥29,622 million (U.S.$251,034 thousand) and depreciation and amortization rose ¥4,347 million to ¥30,884 million (U.S.$261,729 thousand). In changes in assets and liabilities, trade receivables declined ¥14,961 million, the increase in inventories was ¥6,670 million less than a year earlier and other current assets declined ¥11,148 million, while income taxes payables, net increased ¥17,485 million.
Investing activities used net cash of ¥45,285 million (U.S.$383,772 thousand), ¥216 million more than a year earlier. Capital expenditures increased ¥1,692 million to ¥35,980 million (U.S.$304,915 thousand) and there was a cash outflow of ¥15,028 million (U.S.$127,356 thousand). However, there was also a decline of ¥8,666 million in payment for acquisition of businesses, net of cash acquired, and a decline of ¥2,517 million in payment for the acquisition of minority interests. Furthermore, proceeds from the sale of short-term investments contributed ¥5,016 million (U.S.$42,508 thousand).
Financing activities used net cash of ¥9,021 million (U.S.$76,449 thousand), ¥3,085 million more than in fiscal 2006’s interim period. Although there was a ¥924 million decrease in outflows for the purchase of treasury stock, there was a ¥2,771 million net decrease in short-term debt and a ¥1,323 million increase in dividends paid due to a ¥10 increase in dividend per common share.

3. Fiscal 2007 Projections
TDK’s consolidated projections for fiscal 2007, the year ending March 31, 2007, are as follows:
[Consolidated Projections for Fiscal 2007]

	Announced				Announced
	October 2006				July 2006
	FY2007	FY2006	Change from FY2006		FY2007
(¥ millions, %)	(Forecasts)	(Actual)	Amount	%	(Forecasts)
Net sales	820,000	795,180	24,820	3.1	820,000
Operating income	82,000	60,523	21,477	35.5	82,000
Income before income taxes	88,000	66,103	21,897	33.1	88,000
Net income	61,000	44,101	16,899	38.3	61,000

Note:	The above projections for fiscal 2007 are the same as those announced in July 2006. The reasons for there being no change are as follows:
Business Environment
Looking collectively at information currently available, demand for passive components (electronic materials and electronic devices) continues to grow robustly at present. However, the forecast for electronic component demand in the fourth quarter is still shrouded with uncertainty. At this point, there are therefore no new reasons or factors to warrant revising TDK’s projections.
Exchange Rate Forecast
An average exchange rate of ¥110=U.S.$1 is assumed as previously for the second half of fiscal 2007.
Projections for main products are as follows:
Electronic Materials and Electronic Devices
TDK is projecting a year-on-year increase in sales, supported by higher demand for components mainly from manufacturers of digital home appliances and mobile phones, the main customers for these products.
Recording Devices
Regarding HDD heads, the major product in the recording devices sector, in the second half of fiscal 2007, typically a period of strong demand, TDK’s sales plans incorporate projected growth in demand for HDD heads driven by the increasing use of HDDs in consumer electronics and expanding demand for compact HDDs. At the same time, however, TDK is forecasting a drop in overall sales year on year due to expectations that prices of HDD heads will continue to decline throughout the second half of fiscal 2007.
Recording Media
Lower sales of audiotapes and videotapes due to falling demand and of other products are expected to result in lower sales year on year in this segment.

[Non-Consolidated Projections for Fiscal 2007]

	Announced				Announced
	October 2006				July 2006
	FY2007	FY2006	Change from FY2006		FY2007
(¥ millions, %)	(Forecasts)	(Actual)	Amount	%	(Forecasts)
Net sales	341,600	334,817	6,783	2.0	341,600
Operating income	23,400	12,635	10,765	85.2	23,400
Current income	36,700	32,350	4,350	13.4	36,700
Net income	23,100	30,825	(7,725)	-25.1	23,100
3. Business Risks
With development, production and sales bases in countries around the world, the TDK Group is engaged in global business activities. Furthermore, the electronics industry, the main field of operations of the TDK Group, is seeing dramatic technological innovation and changes in market prices, resulting in intense competition in product development and efforts to win customers.
Because of these and other factors, the TDK Group is subject to various business risks that include, but are not limited to, changes in demand and foreign exchange rates caused by world economic trends; unpredictable events in conducting business overseas; more intense competition in the development of new products in line with rapid technological innovation; intense price competition and diversifying demands from customers; product quality issues; competition to secure human resources; government regulation; the infringement of intellectual property rights; the inability to procure important raw materials; increasingly stringent environmental regulations internationally; and unavoidable natural disasters.
Cautionary Statements with Respect to Forward-Looking Statements
     This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies (TDK Group). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material except as provided for in laws and ordinances.
     The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.

Consolidated
I-4) Statements of income

				The first half of FY2006				FY2006
	The first half of FY2007			(April 1, 2005 -				(April 1, 2005 -
	(April 1, 2006 - Sep. 30, 2006)			Sep. 30, 2005)		Change		Mar. 31, 2006)
	(Yen		(U.S.$	(Yen		(Yen		(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	Change(%)	millions)%
Net sales	424,838	100.0	3,600,322	350,387	100.0	74,451	21.2	795,180	100.0
Cost of sales	307,092	72.3	2,602,475	261,599	74.7	45,493	17.4	585,780	73.7
Gross profit	117,746	27.7	997,847	88,788	25.3	28,958	32.6	209,400	26.3
Selling, general and administrative expenses	79,401	18.7	672,890	60,738	17.3	18,663	30.7	142,052	17.9
Restructuring cost	81	0.0	686	—	—	81	—	6,825	0.8
Operating income	38,264	9.0	324,271	28,050	8.0	10,214	36.4	60,523	7.6
Other income (deductions):
Interest and dividend income	3,028		25,661	1,516		1,512		3,605
Interest expense	(109)		(924)	(51)		(58)		(149)
Foreign exchange gain (loss)	(250)		(2,118)	598		(848)		948
Other-net	396		3,356	1,485		(1,089)		1,176
Total other income (deductions)	3,065	0.7	25,975	3,548	1.0	(483)	-13.6	5,580	0.7
Income from continuing operations before income taxes	41,329	9.7	350,246	31,598	9.0	9,731	30.8	66,103	8.3
Income taxes	11,258	2.6	95,407	9,820	2.8	1,438	14.6	21,057	2.6
Income from continuing operations before minority interests	30,071	7.1	254,839	21,778	6.2	8,293	38.1	45,046	5.7
Minority interests	449	0.1	3,805	128	0.0	321	250.8	635	0.1
Income from continuing operations	29,622	7.0	251,034	21,650	6.2	7,972	36.8	44,411	5.6
Loss (income) from discontinued operations, net of tax	—	—	—	(16)	-0.0	16	—	310	0.1
Net income	29,622	7.0	251,034	21,666	6.2	7,956	36.7	44,101	5.5

Note: U.S.$1=Yen 118, for convenience only.

Consolidated
I-5) Balance sheets
ASSETS

	As of Sep. 30, 2006			As of Mar. 31, 2006		Change	As of Sep. 30, 2005
	(Yen		(U.S.$	(Yen		(Yen	(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	millions)%
Current assets	596,102	62.1	5,051,712	566,753	61.4	29,349	516,270	61.5
Cash and cash equivalents	264,833		2,244,347	239,017		25,816	224,645
Short-term investments	10,016		84,881	—		10,016	—
Marketable securities	56		475	56		—	604
Net trade receivables	182,070		1,542,966	189,059		(6,989)	161,632
Inventories	92,239		781,687	88,968		3,271	86,375
Other current assets	46,888		397,356	49,653		(2,765)	43,014

Noncurrent assets	363,310	37.9	3,078,898	356,750	38.6	6,560	323,072	38.5
Investments in securities	29,583		250,703	28,757		826	26,179
Net property, plant and equipment	248,060		2,102,203	243,665		4,395	229,892
Other assets	85,667		725,992	84,328		1,339	67,001

TOTAL	959,412	100.0	8,130,610	923,503	100.0	35,909	839,342	100.0

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY

	As of Sep. 30, 2006			As of Mar. 31, 2006		Change	As of Sep. 30, 2005
	(Yen		(U.S.$	(Yen		(Yen	(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	millions)%
Current liabilities	181,432	18.9	1,537,559	169,622	18.4	11,810	132,656	15.8
Short-term debt	1,698		14,390	4,469		(2,771)	—
Current installments of long-term debt	1,977		16,754	1,958		19	134
Trade payables	94,272		798,915	84,689		9,583	73,980
Accrued expenses	65,119		551,856	62,534		2,585	48,750
Income taxes payables	11,844		100,373	9,155		2,689	4,239
Other current liabilities	6,522		55,271	6,817		(295)	5,553

Noncurrent liabilities	39,918	4.2	338,288	37,488	4.0	2,430	33,895	4.0
Long-term debt, excluding current installments	382		3,237	405		(23)	110
Retirement and severance benefits	27,501		233,059	26,790		711	27,945
Deferred income taxes	6,213		52,653	5,314		899	1,581
Other noncurrent liabilities	5,822		49,339	4,979		843	4,259
Total liabilities	221,350	23.1	1,875,847	207,110	22.4	14,240	166,551	19.8

Minority interests	12,905	1.3	109,365	13,974	1.5	(1,069)	4,109	0.5

Common stock	32,641		276,619	32,641		—	32,641
Additional paid-in capital	63,556		538,610	63,237		319	63,237
Legal reserve	18,276		154,881	17,517		759	17,322
Retained earnings	638,133		5,407,907	618,259		19,874	601,416
Accumulated other comprehensive income (loss)	(20,734)		(175,712)	(21,946)		1,212	(38,085)
Treasury stock	(6,715)		(56,907)	(7,289)		574	(7,849)
Total stockholders’ equity	725,157	75.6	6,145,398	702,419	76.1	22,738	668,682	79.7

TOTAL	959,412	100.0	8,130,610	923,503	100.0	35,909	839,342	100.0

Note: U.S.$1=Yen 118, for convenience only.

Consolidated
I-6) Statements of stockholders’ equity
(Yen millions)

					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’
	stock	capital	reserve	earnings	income (loss)	stock	equity
The first half of FY2007 (April 1, 2006 - Sep. 30, 2006)
Balance at beginning of period (as previously reported)	32,641	63,237	17,517	618,259	(21,946)	(7,289)	702,419
Adjustment for the cumulative effect on prior years of the adoption of SAB No.108	—	—	—	(2,287)	—	—	(2,287)

Balance at beginning of period (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132

Non-cash compensation charges under a stock option plan		319					319
Cash dividends				(6,613)			(6,613)
Losses on sales of treasury stock				(89)			(89)
Transferred to legal reserve			759	(759)			—
Comprehensive income:
Net income				29,622			29,622
Foreign currency tranlation adjustments					1,951		1,951
Minimum pension liability adjustments					(467)		(467)
Net unrealized gains (losses) on securities					(272)		(272)
Total comprehensive income							30,834
Acquisition of treasury stock						(15)	(15)
Exercise of stock option						589	589

Balance at end of period	32,641	63,556	18,276	638,133	(20,734)	(6,715)	725,157

The first half of FY2006 (April 1, 2005 - Sep. 30, 2005)
Balance at beginning of period	32,641	63,051	16,918	585,557	(51,657)	(7,443)	639,067

Non-cash compensation charges under a stock option plan		186					186
Cash dividends				(5,290)			(5,290)
Losses on sales of treasury stock				(113)			(113)
Transferred to legal reserve			404	(404)			—
Comprehensive income:
Net income				21,666			21,666
Foreign currency tranlation adjustments					13,367		13,367
Minimum pension liability adjustments					523		523
Net unrealized gains (losses) on securities					(318)		(318)
Total comprehensive income							35,238
Acquisition of treasury stock						(939)	(939)
Exercise of stock option						533	533

Balance at end of period	32,641	63,237	17,322	601,416	(38,085)	(7,849)	668,682

FY2006 (April 1, 2005 - Mar. 31, 2006)
Balance at beginning of period	32,641	63,051	16,918	585,557	(51,657)	(7,443)	639,067

Non-cash compensation charges under a stock option plan		186					186
Cash dividends				(10,578)			(10,578)
Losses on sales of treasury stock				(222)			(222)
Transferred to legal reserve			599	(599)			—
Comprehensive income:
Net income				44,101			44,101
Foreign currency tranlation adjustments					26,100		26,100
Minimum pension liability adjustments					2,719		2,719
Net unrealized gains (losses) on securities					892		892
Total comprehensive income							73,812
Acquisition of treasury stock						(955)	(955)
Exercise of stock option						1,109	1,109

Balance at end of period	32,641	63,237	17,517	618,259	(21,946)	(7,289)	702,419

Consolidated
(U.S.$ thousands)

					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’
	stock	capital	reserve	earnings	income (loss)	stock	equity
The first half of FY2007 (April 1, 2006 - Sep. 30, 2006)
Balance at beginning of period (as previously reported)	276,619	535,907	148,449	5,239,482	(185,983)	(61,771)	5,952,703
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108	—	—	—	(19,381)	—	—	(19,381)

Balance at beginning of period (after adjustment)	276,619	535,907	148,449	5,220,101	(185,983)	(61,771)	5,933,322

Non-cash compensation charges under a stock option plan		2,703					2,703
Cash dividends				(56,042)			(56,042)
Losses on sales of treasury stock				(754)			(754)
Transferred to legal reserve			6,432	(6,432)			—
Comprehensive income:
Net income				251,034			251,034
Foreign currency tranlation adjustments					16,534		16,534
Minimum pension liability adjustments					(3,958)		(3,958)
Net unrealized gains (losses) on securities					(2,305)		(2,305)
Total comprehensive income							261,305
Acquisition of treasury stock						(127)	(127)
Exercise of stock option						4,991	4,991

Balance at end of period	276,619	538,610	154,881	5,407,907	(175,712)	(56,907)	6,145,398

Note: U.S.$1=Yen 118, for convenience only.

Consolidated
I-7) Statements of cash flows

	The first half of FY2007		The first half of	FY2006
			FY2006
	(April 1, 2006 - Sep. 30, 2006)		(April 1, 2005 -	(April 1, 2005 -
			Sep. 30, 2005)	Mar. 31, 2006)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)	(Yen millions)

Cash flows from operating activities:
Net income	29,622	251,034	21,666	44,101
Income from discontinued operations, net of tax	—	—	(16)	310
Income from continuing operations	29,622	251,034	21,650	44,411
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,884	261,729	26,537	58,540
Loss on disposal of property and equipment	1,011	8,568	966	3,220
Deferred income taxes	(727)	(6,161)	1,316	(696)
Loss (gain) on securities, net	195	1,653	(414)	286
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	5,140	43,559	(9,821)	(16,886)
Increase in inventories	(2,547)	(21,585)	(9,217)	(287)
Decrease (increase) in other current assets	3,826	32,424	(7,322)	(8,748)
Increase in trade payables	8,552	72,475	8,817	7,101
Increase (decrease) in accrued expenses	(1,639)	(13,890)	3,432	12,347
Increase (decrease) in income taxes payables, net	1,579	13,381	(15,906)	(10,689)
Increase (decrease) in retirement and severance benefits, net	302	2,559	373	981
Other-net	2,520	21,356	(1,711)	(462)

Net cash provided by operating activities	78,718	667,102	18,700	89,118

Cash flows from investing activities:
Capital expenditures	(35,980)	(304,915)	(34,288)	(73,911)
Proceeds from sale of short-term investments	5,016	42,508	—	—
Payment for purchase of short-term investments	(15,028)	(127,356)	—	—
Proceeds from sale and maturity of investments in securities	7	59	2,056	4,263
Payment for purchase of investments in securities	(1,348)	(11,424)	(3,517)	(4,227)
Acquisition of business, net of cash acquired	—	—	(8,666)	(32,868)
Proceeds from sales of property, plant and equipment	2,024	17,153	628	3,373
Acquisition of minority interests	(6)	(51)	(2,523)	(2,587)
Proceeds from sales of discontinued operations	—	—	1,538	1,538
Other-net	30	254	(297)	(363)

Net cash used in investing activities	(45,285)	(383,772)	(45,069)	(104,782)

Cash flows from financing activities:
Proceeds from long-term debt	123	1,043	104	269
Repayment of long-term debt	(130)	(1,102)	(58)	(218)
Increase (decrease) in short-term debt, net	(2,771)	(23,483)	—	3,688
Proceeds from exercise of stock options	500	4,237	420	887
Cash paid to acquire treasury stock	(15)	(127)	(939)	(955)
Dividends paid	(6,613)	(56,042)	(5,290)	(10,578)
Other-net	(115)	(975)	(173)	(218)

Net cash used in financing activities	(9,021)	(76,449)	(5,936)	(7,125)

Net cash used in discontinued operations	—	—	(88)	(414)

Effect of exchange rate changes on cash and cash equivalents	1,404	11,898	5,530	10,712
Net increase (decrease) in cash and cash equivalents	25,816	218,779	(26,863)	(12,491)
Cash and cash equivalents at beginning of period	239,017	2,025,568	251,508	251,508
Cash and cash equivalents at end of period	264,833	2,244,347	224,645	239,017

Note:	U.S.$1=Yen 118, for convenience only.

Consolidated
I-8) Summary of Significant Accounting Policies
1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.
     (1) Marketable Securities
     Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.
     (2) Inventories
     Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.
     (3) Depreciation
     Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and certain foreign subsidiaries, and by the straight-line method for assets of other foreign subsidiaries based on estimated useful lives.
     (4) Income Taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards.
     (5) Derivatives Financial Instruments
     SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133” are adopted.
     (6) Goodwill and Other Intangible Assets
     SFAS No.141, “Business Combinations” and SFAS No.142, “Goodwill and Other Intangible Assets” are adopted.
     (7) Retirement and Severance Benefits
     SFAS No. 87, “Employers’ Accounting for Pensions” is adopted.
2.	As of September 30, 2006, TDK had 89 subsidiaries (20 in Japan and 69 overseas). TDK also had 6 affiliates (4 in Japan and 2 overseas) whose financial statements are accounted for by the equity method.

Consolidated
I-9) Segment Information
The following industry and geographic segment information are required by the Japanese Securities Exchange Law.
1. Industry segment information

	The first half of FY2007			The first half of FY2006				FY2006
	(April 1, 2006 - Sep. 30, 2006)			(April 1, 2005 - Sep. 30, 2005)		Change		(April 1, 2005 - Mar. 31, 2006)
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)	(Yen millions)%
Electronic materials and components
Net sales	376,707	100.0	3,192,432	300,720	100.0	75,987	25.3	687,750	100.0
External sales	376,707		3,192,432	300,720		75,987	25.3	687,750
Intersegment	—		—	—		—	—	—
Operating expenses	336,140	89.2	2,848,644	268,451	89.3	67,689	25.2	613,417	89.2

Operating income	40,567	10.8	343,788	32,269	10.7	8,298	25.7	74,333	10.8

Recording media
Net sales	48,131	100.0	407,890	49,667	100.0	(1,536)	-3.1	107,430	100.0
External sales	48,131		407,890	49,667		(1,536)	-3.1	107,430
Intersegment	—		—	—		—	—	—
Operating expenses	50,434	104.8	427,407	53,886	108.5	(3,452)	-6.4	121,240	112.9

Operating income (loss)	(2,303)	-4.8	(19,517)	(4,219)	-8.5	1,916	45.4	(13,810)	-12.9

TOTAL
Net sales	424,838	100.0	3,600,322	350,387	100.0	74,451	21.2	795,180	100.0
External sales	424,838		3,600,322	350,387		74,451	21.2	795,180
Intersegment	—		—	—		—	—	—
Operating expenses	386,574	91.0	3,276,051	322,337	92.0	64,237	19.9	734,657	92.4

Operating income	38,264	9.0	324,271	28,050	8.0	10,214	36.4	60,523	7.6

Note: U.S.$1=Yen 118, for convenience only.
2. Geographic segment information

		The first half of FY2007			The first half of FY2006				FY2006
		(April 1, 2006 - Sep. 30, 2006)			(April 1, 2005 - Sep. 30, 2005)		Change		(April 1, 2005 - Mar. 31, 2006)
Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)	(Yen millions)%
Japan	Net sales	193,808	100.0	1,642,441	166,847	100.0	26,961	16.2	360,210	100.0
	Operating income	15,129	7.8	128,212	10,378	6.2	4,751	45.8	49,437	13.7
Americas	Net sales	57,155	100.0	484,364	46,826	100.0	10,329	22.1	105,979	100.0
	Operating income	4,781	8.4	40,517	4,900	10.5	(119)	-2.4	9,995	9.4
Europe	Net sales	39,074	100.0	331,136	32,503	100.0	6,571	20.2	76,240	100.0
	Operating income (loss)	(924)	-2.4	(7,831)	(2,727)	-8.4	1,803	66.1	(9,996)	-13.1
Asia and others	Net sales	287,385	100.0	2,435,466	233,662	100.0	53,723	23.0	531,824	100.0
	Operating income	19,168	6.7	162,441	16,335	7.0	2,833	17.3	12,607	2.4
Intersegment eliminations	Net sales	152,584		1,293,085	129,451		23,133		279,073
	Operating income (loss)	(110)		(932)	836		(946)		1,520
Total	Net sales	424,838	100.0	3,600,322	350,387	100.0	74,451	21.2	795,180	100.0
	Operating income	38,264	9.0	324,271	28,050	8.0	10,214	36.4	60,523	7.6

Notes:

1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

2.	U.S.$1=Yen 118, for convenience only.

3. Sales by region

	The first half of FY2007			The first half of FY2006				FY2006
	(April 1, 2006 - Sep. 30, 2006)			(April 1, 2005 - Sep. 30, 2005)		Change		(April 1, 2005 - Mar. 31, 2006)
Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)	(Yen millions)%
Americas	51,325	12.1	434,957	39,466	11.3	11,859	30.0	90,192	11.4
Europe	38,870	9.2	329,407	32,669	9.3	6,201	19.0	75,895	9.5
Asia and others	251,706	59.2	2,133,102	192,170	54.8	59,536	31.0	455,435	57.3
Overseas sales total	341,901	80.5	2,897,466	264,305	75.4	77,596	29.4	621,522	78.2

Japan	82,937	19.5	702,856	86,082	24.6	(3,145)	-3.7	173,658	21.8

Net sales	424,838	100.0	3,600,322	350,387	100.0	74,451	21.2	795,180	100.0

Notes:

1.	Overseas sales are based on the location of the customers.

2.	U.S.$1=Yen 118, for convenience only.

Consolidated
I-10) Fair Value of Securities

		Gross	Gross
		Unrealized	Unrealized
(Yen millions)	Cost	Holding Gains	Holding Losses	Fair Value
As of Sep. 30, 2006
Equity securities	10,612	2,677	301	12,988
Debt securities	1,003	—	3	1,000

Total	11,615	2,677	304	13,988

As of Mar. 31, 2006
Equity securities	9,246	2,859	2	12,103
Debt securities	1,002	—	7	995

Total	10,248	2,859	9	13,098

As of Sep. 30, 2005
Equity securities	8,213	751	—	8,964
Debt securities	1,600	—	2	1,598

Total	9,813	751	2	10,562

		Gross	Gross
U.S.$ 1=Yen 118		Unrealized	Unrealized
(U.S.$ thousands)	Cost	Holding Gains	Holding Losses	Fair Value
As of Sep. 30, 2006
Equity securities	89,932	22,686	2,551	110,067
Debt securities	8,500	—	25	8,475

Total	98,432	22,686	2,576	118,542

I-11) Fair Value of Derivatives

	Contract	Carrying	Estimated
(Yen millions)	Amount	Amount	Fair Value
As of Sep. 30, 2006
Forward foreign exchange contracts	7,122	(63)	(63)

Currency option contracts	12,031	(280)	(280)

As of Mar. 31, 2006
Forward foreign exchange contracts	6,852	8	8

Currency option contracts	10,874	(8)	(8)

As of Sep. 30, 2005
Forward foreign exchange contracts	13,369	(219)	(219)

Currency option contracts	9,055	(342)	(342)

	Contract	Carrying	Estimated
(U.S.$ thousands) U.S.$1=Yen 118	Amount	Amount	Fair Value
As of Sep. 30, 2006
Forward foreign exchange contracts	60,356	(534)	(534)

Currency option contracts	101,958	(2,373)	(2,373)

Consolidated
I-12) Conditions of Production and Orders
1. Production results

	The first half of FY2007			The first half of FY2006		FY2006
	(April 1, 2006 - Sep. 30, 2006)			(April 1, 2005 - Sep. 30, 2005)		(April 1, 2005 - Mar. 31, 2006)
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components	378,883	91.0	3,210,873	306,843	88.7	689,869	89.1
Electronic materials	98,674	23.7	836,220	86,776	25.1	180,233	23.3
Electronic devices	100,625	24.2	852,754	61,036	17.7	154,465	19.9
Recording devices	150,734	36.2	1,277,407	143,315	41.4	317,294	41.0
Other electronic components	28,850	6.9	244,492	15,716	4.5	37,877	4.9
Recording media	37,521	9.0	317,974	39,262	11.3	84,363	10.9

Total	416,404	100.0	3,528,847	346,105	100.0	774,232	100.0

Notes :

1.	Amounts are calculated using sales prices.

2.	U.S.$1=Yen 118, for convenience only.
2. Orders conditions

	Orders of the first half of FY2007		Orders of the first half of FY2006	Orders of FY2006
	(April 1, 2006 - Sep. 30, 2006)		(April 1, 2005 - Sep. 30, 2005)	(April 1, 2005 - Mar. 31, 2006)
	(Yen millions)	(U.S.$ thousands)	(Yen millions)	(Yen millions)
Electronic materials and components	386,599	3,276,263	315,896	713,361

	Outstanding orders		Outstanding orders	Outstanding orders
	(As of Sep. 30, 2006)		(As of Sep. 30, 2005)	(As of Mar. 31, 2006)
	(Yen millions)	(U.S.$ thousands)	(Yen millions)	(Yen millions)
Electronic materials and components	80,142	679,169	59,550	76,071

Notes :

1.	For products other than electronic materials and components, forecast production is used.

2.	U.S.$1=Yen 118, for convenience only.

Consolidated
I-13) Supplementary Information (Consolidated)
Exchange rates used for conversion

	April 1, 2006 -		April 1, 2005 -
	Sep. 30, 2006		Sep. 30, 2005
Item/Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Average rate for the period	115.38	146.01	109.52	135.61
The end of the period	117.90	149.77	113.19	136.13
Consolidated

	April 1, 2006 -		April 1, 2005 -			April 1, 2005 -
	Sep. 30, 2006		Sep. 30, 2005			Mar. 31, 2006
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Capital expenditures	35,980	—	34,288	—	4.9	73,911	—
Depreciation and amortization	30,884	7.3	26,537	7.6	16.4	58,540	7.4
Research and development	23,780	5.6	18,415	5.3	29.1	45,528	5.7
Result of financial income		2,919		1,465	99.2		3,456
Number of employees (as at the end of the period)		53,975		47,519			53,923
Ratio of overseas production		63.6%		63.4%			61.7%
Overseas sales by division

	April 1, 2006 -		April 1, 2005 -			April 1, 2005 -
	Sep. 30, 2006		Sep. 30, 2005			Mar. 31, 2006
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Product/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Electronic materials and components	305,205	71.9	226,973	64.8	34.5	539,907	67.9
Electronic materials	71,495	16.9	63,201	18.0	13.1	132,481	16.7
Electronic devices	61,716	14.5	38,740	11.1	59.3	96,445	12.1
Recording devices	151,263	35.6	116,875	33.4	29.4	286,801	36.1
Other electronic components	20,731	4.9	8,157	2.3	154.1	24,180	3.0
Recording media	36,696	8.6	37,332	10.6	-1.7	81,615	10.3

Overseas sales	341,901	80.5	264,305	75.4	29.4	621,522	78.2

Non-Consolidated
II. Non-Consolidated
II-1) Summary
Non-Consolidated results (April 1, 2006 — September 30, 2006)

	The first half of FY2007			The first half of FY2006
	(April 1, 2006 - Sep. 30, 2006)			(April 1, 2005 - Sep. 30, 2005)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	171,459	100.0	1,453,042	163,096	100.0	8,363	5.1
Operating income	8,226	4.8	69,711	5,854	3.6	2,372	40.5
Current income	16,611	9.7	140,771	16,364	10.0	247	1.5
Net income (loss)	10,513	6.1	89,093	(1,303)	-0.8	11,816	—

Per common share:
Net income(loss) / Basic	Yen 79.46		U.S.$0.67	Yen (9.86)
Net income(loss) / Diluted	Yen 79.38		U.S.$0.67	Yen -

Dividends per share	Yen 50.00		U.S.$0.42	Yen 40.00

Notes:

1.	Any portion less than Yen one million is disregarded, the same being applicable hereinafter. U.S.$1=Yen 118(U.S. dollar translation is added herein solely for convenience of readers outside Japan.)

2.	The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).

3.	The figure for diluted net income per common share for last halfyear is not stated because of net loss per share.
(Sales breakdown)

	The first half of FY2007			The first half of FY2006
	(April 1, 2006 - Sep. 30, 2006)			(April 1, 2005 - Sep. 30, 2005)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components	156,593	91.3	1,327,059	143,762	88.1	12,831	8.9
Electronic materials	78,487	45.7	665,144	68,076	41.7	10,411	15.3
Electronic devices	50,038	29.2	424,050	45,577	28.0	4,461	9.8
Recording devices	13,127	7.7	111,245	19,144	11.7	(6,017)	-31.4
Other electronic components	14,941	8.7	126,618	10,963	6.7	3,978	36.3
Recording media	14,865	8.7	125,974	19,333	11.9	(4,468)	-23.1
Total sales	171,459	100.0	1,453,042	163,096	100.0	8,363	5.1
Overseas sales	108,072	63.0	915,864	99,932	61.3	8,140	8.1

Note: U.S.$1 = Yen 118 , for convenience only.

Non-Consolidated
II-2) Statements of operations (Non-Consolidated)

	The first half of FY2007			The first half of FY2006				FY2006
	(April 1, 2006 - Sep. 30, 2006)			(April 1, 2005 - Sep. 30, 2005)		Change		(April 1, 2005 - Mar. 31, 2006)
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)	(Yen millions)%
Net sales	171,459	100.0	1,453,042	163,096	100.0	8,363	5.1	334,817	100.0
Cost of sales	132,042	77.0	1,119,000	125,684	77.1	6,358	5.1	259,445	77.5
Gross profit	39,416	23.0	334,033	37,411	22.9	2,005	5.4	75,372	22.5
Selling, general and administrative expenses	31,190	18.2	264,322	31,556	19.3	(366)	-1.2	62,736	18.7
Operating income	8,226	4.8	69,711	5,854	3.6	2,372	40.5	12,635	3.8
Other income (deductions):
Interest and dividend income	4,223		35,788	5,678		(1,455)		5,884
Technology commission	4,390		37,203	4,102		288		11,966
Interest expense	(18)		(152)	(17)		(1)		(35)
Foreign exchange gain (loss)	(515)		(4,364)	437		(952)		1,358
Other-net	304		2,576	308		(4)		540
Total other income (deductions)	8,384	4.9	71,050	10,509	6.4	(2,125)	-20.2	19,715	5.9
Current income	16,611	9.7	140,771	16,364	10.0	247	1.5	32,350	9.7
Extraordinary profit	30	0.0	254	30	0.0	0	0.0	24,095	7.2
Extraordinary loss	876	0.5	7,423	2,639	1.6	(1,763)	-66.8	5,872	1.8
Income before income taxes	15,764	9.2	133,593	13,755	8.4	2,009	14.6	50,573	15.1
Income taxes	5,251	3.1	44,500	15,058	9.2	(9,807)	-65.1	19,747	5.9
Net income (loss)	10,513	6.1	89,093	(1,303)	-0.8	11,816	—	30,825	9.2

Note: U.S.$1=Yen 118 , for convenience only.

Non-Consolidated
II-3) Balance sheets (Non-Consolidated)
ASSETS

	As of Sep. 30, 2006			As of Mar. 31, 2006		Change	As of Sep. 30, 2005
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current assets	274,676	47.8	2,327,762	263,971	47.0	10,705	252,237	47.7
Cash	39,216		332,338	39,142		74	59,456
Marketable securities	39,696		336,406	39,708		(12)	15,609
Trade receivables	94,328		799,389	86,348		7,980	87,109
Inventories	23,062		195,440	22,501		561	22,873
Others	78,372		664,169	76,270		2,102	67,188

Noncurrent assets	300,096	52.2	2,543,186	297,099	53.0	2,997	276,315	52.3
Investments in securities	13,630		115,508	12,788		842	11,394
Investments in affiliates	138,182		1,171,033	138,635		(453)	118,506
Net property, plant and equipment	122,066		1,034,457	119,828		2,238	118,713
Others	26,216		222,169	25,846		370	27,701

TOTAL	574,772	100.0	4,870,949	561,070	100.0	13,702	528,552	100.0

LIABILITIES AND STOCKHOLDERS’ EQUITY / LIABILITIES AND NET ASSETS

	As of Sep. 30, 2006			As of Mar. 31, 2006		Change	As of Sep. 30, 2005
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current liabilities	85,707	14.9	726,330	76,570	13.6	9,137	72,838	13.8
Trade payables	43,994		372,830	42,619		1,375	41,222
Accrued expenses	13,600		115,254	10,745		2,855	11,624
Income taxes payables	5,288		44,813	2,058		3,230	2,917
Others	22,824		193,423	21,147		1,677	17,074

Noncurrent liabilities	16,194	2.8	137,237	15,902	2.9	292	15,415	2.9
Retirement and severance benefits	15,921		134,923	15,635		286	15,155
Directors’ retirement allowance	273		2,313	266		7	259

Total liabilities	101,902	17.7	863,576	92,473	16.5	9,429	88,253	16.7

Common stock	—		—	32,641		(32,641)	32,641
Additional paid-in capital	—		—	59,256		(59,256)	59,256
Legal reserve	—		—	8,160		(8,160)	8,160
Retained earnings	—		—	372,933		(372,933)	346,200
Net unrealized gains on other securities	—		—	2,894		(2,894)	1,887
Treasury stock	—		—	(7,289)		7,289	(7,849)
Total stockholders’ equity	—	—	—	468,597	83.5	(468,597)	440,298	83.3

TOTAL	—	—	—	561,070	100.0	(561,070)	528,552	100.0

Total stockholders’ equity	469,981		3,982,889	—		469,981	—
Common stock	32,641		276,618	—		32,641	—
Capital surplus	59,256		502,169	—		59,256	—
Additional paid-in capital	59,256		502,169	—		59,256	—
Retained earnings	384,797		3,260,991	—		384,797	—
Legal reserve	8,160		69,152	—		8,160	—
Other retained earnings	376,637		3,191,838	—		376,637	—
Treasury stock	(6,714)		(56,898)	—		(6,714)	—
Valuation and translation adjustments	2,706		22,932	—		2,706	—
Net unrealized gains on other securities	2,706		22,932	—		2,706	—
Equity warrant	181		1,533	—		181	—
Total net assets	472,870	82.3	4,007,372	—	—	472,870	—	—

TOTAL	574,772	100.0	4,870,949	—	—	574,772	—	—

Note: U.S.$1=Yen 118 , for convenience only.

Non-Consolidated
II-4) Statements of changes in stockholders’ equity (Non-Consolidated)
The first half of FY2007 (April 1, 2006 – Sep. 30, 2006)
(Yen millions)

	Stockholders’ equity						Valuation and
							translation
		Capital					adjustments
		surplus	Retained earnings			Total	Net unrealized
	Common	Additional		Other retained	Treasury	stockholders’	gains on other	Equity	Total
	stock	paid-in capital	Legal reserve	earnings	stock	equity	securities	warrant	net assets
Balance at beginning of period	32,641	59,256	8,160	372,933	(7,289)	465,702	2,894	—	468,597

Changes in the term
Dividends from surplus				(6,613)		(6,613)			(6,613)
Bounus of directors and corporate auditors				(106)		(106)			(106)
Net income				10,513		10,513			10,513
Purchase of treasury stock					(14)	(14)			(14)
Disposal of treasury stock				(89)	589	500			500
Net change of items other than shareholders’ equity						0	(187)	181	(6)

Total changes in the term	0	0	0	3,704	574	4,278	(187)	181	4,272

Balance at end of period	32,641	59,256	8,160	376,637	(6,714)	469,981	2,706	181	472,870

Non-Consolidated
II-5) Supplementary Information (Non-Consolidated)
Ratio of results on a Consolidated basis to results on a Non-Consolidated basis

	Ration of the first half	Ratio of the corresponding
	of FY2007	period of the previous year
Net sales	2.5	2.1
Operating income	4.7	4.8
Income before income taxes	2.6	1.9
Net income	2.8	—
Exchange rates used for conversion

	April 1, 2006 - Sep. 30, 2006		April 1, 2005 - Sep. 30, 2005
Item /Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Average rate for the period	115.38	146.01	109.52	135.61
The end of the period	117.90	149.77	113.19	136.13
Non-Consolidated

	April 1, 2006 - Sep. 30, 2006		April 1, 2005 - Sep. 30, 2006			April 1, 2005 - Mar. 31, 2006
	Amount	Ratio to	Amount	Ratio to		Amount	Ratio to
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	Change (%)	(Yen millions)	sales (%)
Capital expenditures	15,271	—	10,399	—	46.9	27,521	—
Depreciation and amortization	13,759	8.0	12,981	8.0	6.0	27,796	8.3
Research and development	13,199	7.7	13,299	8.2	-0.8	26,766	8.0
Result of financial income		4,277		5,677	-24.7		5,882
Number of employees (as at the end of the period)		6,057		6,043			6,006